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SEC FILE NUMBER
8-51394

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2002
080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ONLINE SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

13921 Park Center Road, Suite 100
(No. and Street)

Herndon, VA 20171
(City) (State) (Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley A. Sheridan (703) 234-1500
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name)*

1700 K STREET, NW, SUITE 504, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Stanley A. Sheridan, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Online Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Chief Financial Officer

Title

STATE OF VIRGINIA
COUNTY OF FAIRFAX

Notary Public

MY COMMISSION EXPIRES 4/30/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ONLINE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Online Securities, Inc.
Herndon, VA

We have audited the accompanying statement of financial condition of Online Securities, Inc., at December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Online Securities, Inc., at December 31, 2001, in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

February 26, 2002

ONLINE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 231,692
Cash segregated for exclusive benefit of customers	550,000
Cash deposits with clearing organizations	1,084,058
Receivable from brokers, dealers and clearing organizations	6,513,933
Receivable from customers	331,673
Receivable from non-customers	32,780
Receivable from affiliate	312,061
Securities owned, at market value	5,991
Other assets	62,339
Total assets	$ 9,124,527

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to brokers, dealers and clearing organizations	$ 32,101
Payable to customers	6,971,531
Payable to non-customers	61,839
Accounts payable, accrued expenses	157,143
Other liabilities	35,704
Note payable	10,976
Total liabilities	7,269,294
Stockholder's equity	
Common stock ($.01 par value 1,000 shares Authorized, 300 shares issued and outstanding)	3
Accumulated deficit	(744,767)
Additional paid-in capital	2,599,997
Total stockholder's equity	1,855,233
Total liabilities and stockholder's equity	$ 9,124,527

See accompanying Notes to Financial Statements.

ONLINE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Online Securities, Inc. (the "Corporation") is a broker and dealer in securities located in Herndon, Virginia. The Corporation is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. Substantially all of the Corporation's business is conducted with institutions and individuals located within the Federal Republic of Germany. The Corporation is a wholly owned subsidiary of Online Securities Holding, Inc.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

The financial instruments of the Corporation are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Accounting Method

The corporation uses the accrual method of accounting.

Cash

The Corporation considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Segregated for the Exclusive Benefit of Customers

Cash, which has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, is shown separately in the statement of financial condition

Securities Owned, Securities Sold Not Yet Purchased

Securities owned by the Corporation are valued at their fair value, determined from quoted market prices. Any unrealized gain or loss is reflected in income.

Securities transactions (and any related gains or losses on sales) are recorded on a settlement date basis, which is generally the third business day following the date of trade. The effect on net income of using a settlement date basis versus a trade date basis for recording securities transactions is not material.

(Continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due (receivable) plus deferred taxes related primarily to differences between financial and income tax reporting for the basis of assets and liabilities which create recognition timing differences. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 2 - RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from clearing organizations, brokers and dealers mostly consists of amounts receivable for customers' securities sold and amounts given as collateral for securities borrowed.

NOTE 3 - RECEIVABLE FROM/PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due or payable on cash and margin transactions. Securities owned by customers are held as collateral for those receivables.

NOTE 4 - PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Payable to clearing organizations, brokers and dealers mostly consists of amounts payable for customers' securities purchased.

(Continued)

NOTE 5 - SHORT-TERM BANK LOANS

The Corporation maintains agreements to borrow funds to meet certain security transaction requirements. The short-term borrowings are collateralized, by securities owned by the Corporation, and by customer securities for which full payment has not been received. All of these securities are held by the Depository Trust Company of New York in the collateral pledge locations of the Corporation's depository account, when such collateral is required. The Corporation also has a short-term line of credit that is guarantied by a shareholder of its parent.

There were no outstanding balances under these agreements as of December 31, 2001.

NOTE 6 – INCOME TAXES

The Corporation is included in the consolidated income tax returns filed by its parent. The Corporation and its parent are subject to the Federal Corporate Income Tax and Virginia Corporation Income Tax. Income tax expense is calculated as if the Corporation and its parent filed on a separate return basis. Neither the Corporation nor its parent had any accrued liability for income taxes at December 31, 2001. No deferred tax assets or liabilities are shown in the statement of financial condition at December 31, 2001, as a valuation allowance equal to the net deferred tax asset has been established.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, and under the alternative rule elected by the Corporation, requires that the percentage of net capital to aggregate debits, both as defined, be not less than 2%. As of December 31, 2001, the Corporation had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 1,414,265
Net Capital Requirement	$ 250,000
Percentage of Net Capital to Aggregate Debits	21%

(Continued)

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss.

The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Corporation's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to various regulatory and internal margin requirements. Cash and securities in the customers' accounts collateralize these extensions of credit. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Corporation to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Corporation is also exposed to off-balance-sheet risk on cash transactions, if a customer does not satisfy an obligation to settle a trade by remitting funds or delivering securities. In the event that the customer fails to satisfy its obligations, the Corporation may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Corporation's customer financing and securities settlement activities require the Corporation to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterpart is unable to meet its contractual obligation to return customer securities pledged as collateral, the Corporation may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Corporation controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Corporation establishes credit limits for such activities and monitors compliance on a daily basis.

(Continued)

ONLINE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2001

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various brokerage activities whose counter parties include other broker-dealers. In the event counter parties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Cash and cash equivalents includes cash on deposit with established federally insured financial institutions. Total cash on deposit with these institutions at various times exceeds the federal deposit insurance limits. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

NOTE 10 - RELATED PARTY TRANSACTIONS

The corporation occupies office space leased by its parent company from an unrelated party. The corporation reimburses its parent for its share of office rent, personnel costs and other joint costs.

Substantially all of the amounts shown on the Statement of Income as “Employee Compensation and Benefits” and “Occupancy”, and approximately $190,000 of “Communications and Service Bureau Costs” represent amounts reimbursed to the parent company during 2001.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Online Securities, Inc.
Herndon, VA

Gentlemen:

In planning and performing our audit of the financial statements of Online Securities, Inc. for the year ended December 31, 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Online Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Batdorf & Company

February 26, 2001